UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number:  001-34244

HUDBAY MINERALS INC.

(Translation of registrant’s name into English)

25 York Street, Suite 800
Toronto, Ontario
M5J 2V5, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

On February 19, 2015, HudBay Minerals Inc. (“Hudbay”) filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com the following documents:  (i) Management’s Discussion and Analysis of Results of Operations and Financial Condition for the year ended December 31, 2014, (ii) Consolidated Financial Statements for the years ended December 31, 2014 and 2013, (iii) a press release announcing fourth quarter 2014 financial results, (iv) OSC Form 13-502F1 and (v) certain summary consolidated financial information for the three and twelve months ended December 31, 2014 and 2013 in respect of Hudbay and its subsidiaries (“Credit Supporters Disclosure”).

Copies of the filings are attached to this Form 6-K and incorporated herein by reference, as follows:

•                  Exhibit 99.1 — Management’s Discussion and Analysis of Results of Operations and Financial Condition for the year ended December 31, 2014;

•                  Exhibit 99.2 — Consolidated Financial Statements for the years ended December 31, 2014 and 2013;

•                  Exhibit 99.3 — Press release announcing fourth quarter 2014 financial results;

•                  Exhibit 99.4 — OSC Form 13-502F1; and

•                  Exhibit 99.5 — Credit Supporters Disclosure.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDBAY MINERALS INC.
(registrant)

	By:	/s/ Patrick Donnelly

	Name:	Patrick Donnelly

	Title:	Vice President, General Counsel and Corporate Secretary

Date: February 20, 2015

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
99.1	Management’s Discussion and Analysis of Results of Operations and Financial Condition for the year ended December 31, 2014
99.2	Consolidated Financial Statements for the years ended December 31, 2014 and 2013
99.3	Press release announcing fourth quarter 2014 financial results
99.4	OSC Form 13-502F1
99.5	Credit Supporters Disclosure